TMSF REIT, INC.
707 Wilshire Blvd. Suite 2600
Los Angeles, California, 90017

_________________

August 7, 2006

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

                    Re: TMSF REIT, INC.
                    Request for Withdrawal of Registration Statement on Form S-4
                    Pursuant to Rule 477 (File Number 333-128762)

Ladies and Gentlemen:

        Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, TMSF REIT, Inc., a corporation organized under the laws of the State of Maryland (“TMSF REIT”), hereby applies for the immediate withdrawal of its Registration Statement on Form S-4, as amended, File No. 333-128762, together with all exhibits and amendments thereto (the “Registration Statement”). The initial Registration Statement was filed with the Securities and Exchange Commission on October 3, 2005 and four subsequent pre-effective amendments were filed on December 5, 2005, January 5, 2006, January 25, 2005 and February 9, 2006, in connection with an intended reorganization pursuant to which TMSF Holdings, Inc. would (i) transfer all of the outstanding shares of capital stock of its wholly-owned operating subsidiary, The Mortgage Store Financial, Inc., referred to as The Mortgage Store, to TMSF REIT in exchange for 3,000,000 shares of the common stock of TMSF REIT; (ii) distribute of all of its shares of the common stock of TMSF REIT received by it to their stockholders and (iii) subsequently dissolve and terminate. The Registration Statement was declared effective by the Commission on February 9, 2006.

        TMSF REIT never effectuated its reorganization because the Board of Directors of TMSF Holdings, Inc. unanimously determined that due to unfavorable market conditions, they would not be able to satisfy the conditions precedent to the consummation of the reorganization and decided to terminate their plan to reorganize its business operations to allow it to qualify and elect to be taxed as a real estate investment trust effective August 3, 2006. No securities were sold, and no securities will be sold, under the above referenced Registration Statement.

        Please provide a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number is (213) 234-2801. If you have any questions regarding the foregoing application for withdrawal, please call Raymond Eshaghian, Chairman of the Board, Chief Executive Officer, President and Secretary at (213) 234-2400. Thank you for your attention to this matter.

Sincerely,

                       /s/ Raymond Eshaghian
                  Raymond Eshaghian
                     Chief Executive Officer